Exhibit 4.1
AMENDMENT NO. 9 TO
REVOLVING CREDIT AND SECURITY AGREEMENT
THIS AMENDMENT NO. 9 (this “Amendment”) is entered into as of July 29, 2015, by and among TECUMSEH PRODUCTS COMPANY, a corporation organized under the laws of the State of Michigan (“Tecumseh Products”), TECUMSEH COMPRESSOR COMPANY, a corporation organized under the laws of the State of Delaware (“Tecumseh Compressor”), TECUMSEH PRODUCTS OF CANADA, LIMITED, a Canadian corporation (“Tecumseh Products Canada”), and EVERGY, INC., a corporation organized under the laws of the State of Delaware (“Evergy”) (Tecumseh Products, Tecumseh Compressor, Tecumseh Products Canada, and Evergy are each a “Borrower”, and collectively “Borrowers”), PNC BANK, NATIONAL ASSOCIATION (“PNC”), the various financial institutions named in the Loan Agreement (as defined below) or which hereafter become a party thereto (together with PNC, collectively, “Lenders”) and PNC, as agent for the Lenders (in such capacity, “Agent”).
BACKGROUND
A.Borrowers, Agent and Lenders are parties to a Revolving Credit and Security Agreement dated as of April 21, 2011, as amended by Amendment No. 1 to Revolving Credit and Security Agreement dated December 30, 2011, as amended by Amendment No. 2 to Revolving Credit and Security Agreement dated November 6, 2013, as amended by Amendment No. 3 to Revolving Credit and Security Agreement dated as of December 11, 2013, as amended by Amendment No. 4 to Revolving Credit and Security Agreement dated as of December 31, 2013, as amended by Amendment No. 5 to Revolving Credit and Security Agreement dated as of January 22, 2014, as amended by Amendment No. 6 to Revolving Credit and Security Agreement dated as of March 20, 2014, as amended by Amendment No. 7 to Revolving Credit and Security Agreement dated as of August 28, 2014, and as amended by Amendment No. 8 to Revolving Credit and Security Agreement dated as of October 9, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which Agent and Lenders provide Borrowers with certain financial accommodations.
B.    The Borrowers have requested that Agent and Lenders amend certain provisions of the Loan Agreement, and Agent and Lenders are willing to do so on the terms and conditions in this Amendment.
AGREEMENT
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.    Definitions. All capitalized terms not otherwise defined herein shall have the meanings given to them in the Loan Agreement.

2.    Amendments to Loan Agreement.
(a)    Section 1.2 is amended to add and redefine the following defined terms:
“Amendment No. 9” means Amendment No. 9 to Revolving Credit and Security Agreement among Agent, Lenders, and Borrowers dated as of July 29, 2015.
“Amendment No. 9 Closing Date” means July 29, 2015.
“Applicable Margin” means, for Revolving Advances and the Term Loan, as of the Amendment No.9 Closing Date through the first Adjustment Date, the applicable percentage specified below:

APPLICABLE MARGINS FOR DOMESTIC RATE LOANS		APPLICABLE MARGINS FOR EURODOLLAR RATE LOANS
Revolving Advances	Term Loan	Revolving Advances	Term Loan
1.25%	2%	2.25%	3%

Thereafter, effective as of the first Business Day following receipt by Agent of the Average Undrawn Availability Report for the previous fiscal quarter (each day of such delivery, an “Adjustment Date”), the Applicable Margin for each type of Advance shall be adjusted, if necessary, to the applicable percent per annum set forth in the pricing table set forth below corresponding to the Average Undrawn Availability for the calendar quarter period ending on the last day of the most recently completed calendar quarter prior to the applicable Adjustment Date (each such period, a “Calculation Period”):

TIER	AVERAGE UNDRAWN AVAILABILITY	APPLICABLE MARGINS FOR DOMESTIC RATE LOANS		APPLICABLE MARGINS FOR EURODOLLAR RATE LOANS
		Revolving Advances	Term Loan	Revolving Advances	Term Loan
I	Greater than $17,500,000	1%	2%	2%	3%
II	Greater than $7,500,000 but less than or equal to $17,500,000	1.25%	2%	2.25%	3%
III	Less than or equal to $7,500,000	1.50%	2%	2.50%	3%

If the Borrowers do not timely deliver the Average Undrawn Availability Report, each Applicable Margin shall be conclusively presumed to equal the highest Applicable Margin specified in the pricing table set forth above until the date of delivery of the Average Undrawn Availability

Report, at which time the rate will be adjusted based upon Average Undrawn Availability reflected in the Average Undrawn Availability Report.
If, as a result of any restatement of, or other adjustment to, the financial statements of Borrowers on a Consolidated Basis or for any other reason, the Agent determines that (a) the Average Undrawn Availability as previously calculated as of any applicable date was inaccurate, and (b) a proper calculation of Average Undrawn Availability would have resulted in different pricing for any period, then (i) if the proper calculation of the Average Undrawn Availability would have resulted in higher pricing for such period, the Borrowers shall automatically and retroactively be obligated to pay to the Agent, promptly upon demand by the Agent, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period; and (ii) if the proper calculation of the Average Undrawn Availability would have resulted in lower pricing for such period, Lenders shall automatically and retroactively be obligated to pay to the Borrowers, promptly upon demand by the Borrowers, an amount equal to the excess of the amount of interest and fees that was actually paid for such period over the amount of interest and fees that should have been paid for such period; provided, that, if as a result of any restatement or other event a proper calculation of the Average Undrawn Availability would have resulted in higher pricing for one or more periods and lower pricing for one or more other periods (due to the shifting of income or expenses from one period to another period or any similar reason), then the amount payable by the Borrowers pursuant to clause (i) above shall be based upon the excess, if any, of the amount of interest and fees that should have been paid for all applicable periods over the amounts of interest and fees actually paid for such periods, and the amount payable by the Lenders pursuant to clause (ii) above shall be based upon the excess, if any, of the amount of interest and fees that was actually paid for all applicable periods over the amounts of interest and fees that should have been paid for such periods.
“Cash Dominion Triggering Event” means (a) the occurrence of an Event of Default that is continuing, or (b) that Undrawn Availability is less than or equal to $5,000,000 on any Business Day.
“Eligible Insured Foreign Receivable or Receivables” means any Receivables that satisfy the requirements set forth under the definition of Eligible Receivables, with the exception of clause (f) of such definition; provided that such Receivables are credit insured, with the insurance carrier, insurance amount and terms of such insurance being reasonably acceptable to Agent and naming the Agent as beneficiary or loss payee, as applicable. As of the Amendment No. 9 Closing Date, (i) Euler Hermes, (ii) Compagnie Française d'Assurance pour le Commerce Extérieur (Coface), and (iii) Atradius are all acceptable insurance carriers to Agent.
“Eurodollar Rate” shall mean for any Eurodollar Rate Loan for the then current Interest Period relating thereto the interest rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) determined by Agent by dividing (i) the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which US dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by Agent as an authorized information vendor for the purpose of displaying rates at which US dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternative Source”), at approximately 11:00 a.m., London time two (2) Business Days prior to the first day of such Interest Period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Agent at such time (which determination shall be conclusive absent manifest error)) for an amount comparable to such Eurodollar Rate Loan and having a borrowing date and a maturity comparable to such Interest Period by (ii) a number equal to 1.00 minus the Reserve Percentage; provided, however, that if the Eurodollar Rate determined as provided above would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
The Eurodollar Rate shall be adjusted with respect to any Eurodollar Rate Loan that is outstanding on the effective date of any change in the Reserve Percentage as of such effective date. The Agent shall give prompt notice to the Borrowing Agent of the Eurodollar Rate as determined or adjusted in accordance herewith, which determination shall be conclusive absent manifest error.
“Financial Covenant Triggering Event” means (a) the occurrence of an Event of Default that is continuing, or (b) that Undrawn Availability is less than or equal to $5,000,000 on any Business Day.
“Formula Amount” shall mean an amount as calculated at any time and from time to time equal to the Borrowing Base, minus such reserves as the Agent may in its reasonable discretion deem proper and necessary from time to time, including with respect to Priority Payables, the Freight and Duty Reserve, and insurance premiums for credit insurance. But no reserves may be implemented at any time with respect to (1) Permitted Hedging Contracts that are not provided by PNC, any Lender, or any of their respective Affiliates and (2) warranty issues if total dilution (including with respect to warranty issues) is 5% or less. Warranty issues will be reviewed monthly and with each field examination.
“Freight and Duty Reserve” means on any date, a reserve equal to Agent’s estimate of the costs and expenses associated with the importation of Eligible In-Transit Inventory as of such date, including an estimate for all customs broker fees then due or to become due with respect to Eligible In-Transit Inventory.
(b)    Subsection (f) of the definition of “Eligible Receivables” is amended to read:
(f)    the sale is to a Customer outside the continental United States of America or a province of Canada that has adopted the Personal Property Security Act of Canada, unless the sale is on letter of credit, guaranty or acceptance terms, in each case acceptable to Agent in its sole discretion or such Receivable constitutes an Eligible Insured Foreign Receivable;
(c)    Sections 2.1(a)(y)(i) and(ii) of the Loan Agreement are amended to read as follows:

(i)    up to 85%, subject to the provisions of Section 2.1(b), of Eligible Receivables, other than Eligible Insured Foreign Receivables, plus up to the lesser of (A) 85% of Eligible Insured Foreign Receivables (collectively, the “Receivables Advance Rate”) or (B) $3,000,000, plus
(ii)    up to the lesser of (A) 65%, subject to the provisions of Section 2.1(b), of the value of Eligible Inventory consisting of raw materials, work-in-process, finished goods, and Eligible In-Transit Inventory (determined on a category by category basis), or (B) 85% of the Net Orderly Liquidation Value of Eligible Inventory consisting of raw materials, work-in-process, finished goods, and Eligible In-Transit Inventory (determined on a category by category basis) (the lesser of (A) and (B) is called the “Inventory Advance Rate”).
In addition to the above limitations, after giving effect to all sublimits, (x) Revolving Advances with respect to Eligible In-Transit Inventory may not exceed $12,000,000 at any one time, and (y) Revolving Advances with respect to all Eligible Inventory, including Eligible In-Transit Inventory, may not exceed $20,000,000 in the aggregate at any one time.
The Revolving Advances shall be evidenced by one or more secured promissory notes (collectively, the “Revolving Credit Note”) substantially in the form attached to Amendment No. 3 as Exhibit D.
(d)    Section 2.4 of the Loan Agreement is amended to read as follows:
2.4    Term Loan. The principal balance of the Term Loan on the Amendment No. 6 Closing Date upon satisfaction of the Amendment No. 6 Conditions Precedent, is $10,537,131 (the “Term Loan”). The Term Loan shall be, with respect to principal, payable as follows, subject to acceleration upon the occurrence and during the continuance of an Event of Default under this Agreement or termination of this Agreement: consecutive monthly installments each in the amount of $250,000 beginning on the first Business Day of the first month after the Amendment No. 6 Closing Date and continuing on the first Business Day of each month thereafter followed by a final payment of all unpaid principal, accrued and unpaid interest and all unpaid fees and expenses on not later than December 11, 2018. The Term Loan shall be evidenced by one or more secured promissory notes

(collectively, the “Term Note”) in substantially the form attached as Exhibit A to Amendment No. 3.
(e)    Section 3.8 of the Loan Agreement is amended to read as follows:
3.8    Basis For Determining Interest Rate Inadequate or Unfair. In the event that Agent or any Lender shall have determined that:(a)    reasonable means do not exist for ascertaining the Eurodollar Rate applicable pursuant to Section 2.2 for any Interest Period; or
(b)    Dollar deposits in the relevant amount and for the relevant maturity are not available in the London interbank Eurodollar market, with respect to an outstanding Eurodollar Rate Loan, a proposed Eurodollar Rate Loan, or a proposed conversion of a Domestic Rate Loan into a Eurodollar Rate Loan; or
(c)    the making, maintenance or funding of any Eurodollar Rate Loan has been made impracticable or unlawful by compliance by Agent or such Lender in good faith with any Applicable Law or any interpretation or application thereof by any Governmental Body or with any request or directive of any such Governmental Body (whether or not having the force of law), or
(d)    the Eurodollar Rate will not adequately and fairly reflect the cost to such Lender of the establishment or maintenance of any Eurodollar Rate Loan, then Agent shall give Borrowing Agent prompt written or telephonic notice of such determination. If such notice is given, (i) any such requested Eurodollar Rate Loan shall be made as a Domestic Rate Loan, unless Borrowing Agent shall notify Agent no later than 1:00 p.m. two Business Days prior to the date of such proposed borrowing, that its request for such borrowing shall be cancelled or made as an unaffected type of Eurodollar Rate Loan, (ii) any Domestic Rate Loan or Eurodollar Rate Loan which was to have been converted to an affected type of Eurodollar Rate Loan shall be continued as or converted into a Domestic Rate Loan, or, if Borrowing Agent shall notify Agent, no later than 1:00 p.m. two Business Days prior to the proposed conversion, shall be maintained as an unaffected type of Eurodollar Rate Loan, and (iii) any outstanding affected Eurodollar Rate Loans shall be converted into a Domestic Rate Loan, or, if Borrowing Agent shall notify Agent, no later than 1:00 p.m. two Business Days prior to the last Business Day of the then current Interest Period applicable to such affected Eurodollar Rate Loan, shall be converted into an unaffected type of Eurodollar Rate Loan, on the last Business Day of the then current Interest Period for such affected Eurodollar Rate Loans (or sooner, if any Lender cannot continue to lawfully maintain such affected Eurodollar Rate Loan). Until such notice has been withdrawn, Lenders shall have no obligation to make an affected type of Eurodollar Rate Loan or maintain outstanding affected Eurodollar Rate Loans and no Borrower shall have the right to convert a Domestic Rate Loan or an unaffected type of Eurodollar Rate Loan into an affected type of Eurodollar Rate Loan.
(f)    Section 6.10 of the Loan Agreement is amended to read as follows:
6.10    Suspension of Financial Covenant Triggering Event. After the occurrence of a Financial Covenant Triggering Event, so long as Undrawn Availability for the most recent 45 consecutive days has been greater than or equal to $7,500,000, upon a written request received by the Agent from an Authorized Officer of the Borrowing Agent certifying that Undrawn Availability for the most recent 45 consecutive days has been greater than or equal to $7,500,000 and requesting that the required compliance with and calculation of the Fixed Charge Coverage Ratio set forth in Section 6.5 be suspended until the next Financial Covenant Triggering Event occurs, the compliance with and calculation of the Fixed Charge Coverage Ratio contained in Section 6.5 shall be suspended until the occurrence of the next Financial Covenant Triggering Event. Nothing contained in this Section 6.10 shall suspend compliance with or calculation of the Fixed Charge Coverage Ratio to the extent required under any Section of this Agreement other than Section 6.5 or required under any other Loan Document.
(g)    Section 6.11 of the Loan Agreement is amended to read as follows:
6.11    Suspension of Cash Dominion Triggering Event. After the occurrence of a Cash Dominion Triggering Event, so long as (a) no Default or Event of Default has occurred and is continuing, and (b) Undrawn Availability for the most recent 45 consecutive days has been greater than or equal to $7,500,000, upon a written request received by the Agent from an Authorized Officer of the Borrowing Agent certifying that the above items (a) and (b) are true and correct and requesting that the required compliance with the cash dominion requirements set forth in Section 4.15 (d) and (h) on account of a Cash Dominion Triggering Event occurring be suspended until the next Cash Dominion Triggering Event occurs, the compliance with the cash dominion requirements set forth in Section 4.15 (d) and (h) on account of a Cash Dominion Triggering Event occurring shall be suspended until the occurrence of the next Cash Dominion Triggering Event. Nothing contained in this Section 6.11 shall suspend compliance with the cash dominion requirements set forth in Section 4.15 (d) and (h) to the extent required under any Section of this Agreement other than Section 4.15 (d) and (h) or required under any other Loan Document.
(h)    Section 13.1 of the Loan Agreement is amended to read as follows:
13.1    Term. This Agreement, which shall inure to the benefit of and shall be binding upon the respective successors and permitted assigns of each Borrower, Agent and each Lender, shall become effective on the date hereof and shall continue in full force and effect until July 29, 2020 (the “Term”) unless sooner terminated as herein provided. Borrowers may terminate this Agreement at any time upon ninety (90) days’ prior written notice upon payment in full of the Obligations. In the event the Obligations are prepaid in full prior to the last day of the Term (the date of such prepayment hereinafter referred to as the “Early Termination Date”), Borrowers shall pay to Agent for the benefit of Lenders an early termination fee in an amount equal to (w) $980,000 if the Early Termination Date occurs on or after the Amendment No. 9 Closing Date to and including the date immediately preceding the first anniversary of the Amendment No. 9 Closing Date, (x) $490,000 if the Early Termination Date occurs on or after the first anniversary of the Amendment No. 9 Closing Date to and including the date immediately preceding the second anniversary of the Amendment No. 9 Closing Date, (y) $245,000 if the Early Termination Date occurs on or after the second anniversary of the Amendment No. 9 Closing Date to and including the date immediately preceding the fourth anniversary of the Amendment No. 9 Closing Date, and (z) $0 if the Early Termination Date occurs on or after the fourth anniversary of the Closing Date. No early termination fee, however, will be due and payable if the Borrowers refinance the Obligations with PNC or any of its Affiliates.
3.    Amendment No. 9 Fee. When Borrowers execute this Amendment, they must pay Agent for the ratable benefit of the Lenders a $75,000 amendment fee (the “Amendment No. 9 Fee”). The Amendment No. 9 Fee is fully earned and is not refundable in whole or in part. All fees, interest, charges, and costs in this Amendment, the Loan Agreement, and the Other Documents are cumulative.
4.    Conditions of Effectiveness of Amendment. This Amendment is not effective until each of the following conditions precedent (the “Amendment No. 9 Conditions Precedent”) have been satisfied to Agent’s satisfaction:
(a)    Agent has received fully executed originals of this Amendment.
(b)    Borrowers pay Agent the Amendment No. 9 Fee.
(c)    All loan documents, including notes, security agreements, guarantees, subordination agreements, landlord waivers, financial statements, legal opinions, evidence of insurance, and other documents, are satisfactory in form and substance to Agent and its legal counsel.
5.    Representations and Warranties. The parties hereto represent and warrant that this Amendment and the Loan Agreement, as amended hereby, constitute legal, valid and binding obligations of the parties hereto and are enforceable against such parties in accordance with their respective terms.
6.    Effect on the Loan Agreement.
(a)    Upon the effectiveness of Section 2 hereof, each reference in the Loan Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import shall mean and be a reference to the Loan Agreement as amended hereby.
(b)    Except as specifically amended herein, the Loan Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.
(c)    The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of Agent or Lenders, nor constitute a waiver of any provision of the Loan Agreement, or any other documents, instruments or agreements executed and/or delivered under or in connection therewith.
7.    Entire Agreement. This Amendment, the Loan Agreement, and the Other Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and verbal, among the parties with respect to the subject matter hereof.

8.    GOVERNING LAW. THIS AMENDMENT SHALL BE BINDING UPON AND INURE TO THE BENEFIT OF THE PARTIES HERETO AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MICHIGAN, WITHOUT REGARD TO ANY CONFLICTS OF LAWS PRINCIPLES THERETO THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
9.    Severability. In the event any one or more of the provisions contained in this Amendment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein, to the fullest extent permitted by applicable law, shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
10.    Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.
11.    Counterparts; Facsimile and PDF. This Amendment may be executed by the parties hereto in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission or electronic transmission in PDF format shall be deemed to be an original signature hereto.

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first written above.

PNC BANK, NATIONAL ASSOCIATION
as Lender and as Agent

By: /s/ Damion Taylor
Damion Taylor, Vice President

ACKNOWLEDGED AND AGREED

TECUMSEH PRODUCTS COMPANY
TECUMSEH COMPRESSOR COMPANY
TECUMSEH PRODUCTS OF CANADA, LIMITED
EVERGY, INC.

By: /s/ Janice E. Stipp
Janice E. Stipp, Chief Financial Officer and Treasurer

SIGNATURE PAGE TO
AMENDMENT NO. 9 TO REVOLVING CREDIT AND SECURITY AGREEMENT